FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2024

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Enhertu approved in US for HER2+ solid tumours

08 April 2024

Enhertu approved in the US as first tumour-agnostic HER2-directed therapy for previously treated patients with metastatic HER2-positive solid tumours

Based on three Phase II trials of AstraZeneca and Daiichi Sankyo's Enhertu which showed clinically meaningful responses across a broad range of tumours

Enhertu now has five approved indications with the latest in HER2-expressing
(IHC 3+) metastatic cancers

AstraZeneca and Daiichi Sankyo's Enhertu (trastuzumab deruxtecan) has been approved in the US for the treatment of adult patients with unresectable or metastatic HER2-positive (IHC 3+) solid tumours who have received prior systemic treatment and have no satisfactory alternative treatment options.

This indication is approved under accelerated approval based on objective response rate (ORR) and duration of response (DoR). Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial.

Enhertu is a specifically engineered HER2-directed antibody drug conjugate (ADC) discovered by Daiichi Sankyo and being jointly developed and commercialised by AstraZeneca and Daiichi Sankyo.

The first tumour-agnostic approval of a HER2-directed therapy and ADC by the Food and Drug Administration (FDA) was based on results from the subgroup of patients with HER2-positive IHC 3+ tumours in each of the DESTINY-PanTumor02, DESTINY-Lung01 and DESTINY-CRC02 Phase II trials.

Funda Meric-Bernstam, MD, Chair of Investigational Cancer Therapeutics at The University of Texas MD Anderson Cancer Center, US, said: "Until the approval of trastuzumab deruxtecan, patients with metastatic HER2-positive solid tumours have had limited treatment options. Based on the clinically meaningful response rates seen across clinical trials, this tumour-agnostic approval means that patients may now be treated with a HER2-directed medicine."

Dave Fredrickson, Executive Vice President, Oncology Business Unit, AstraZeneca, said: "As the first antibody drug conjugate to be granted a tumour-agnostic indication, Enhertu is truly delivering on its potential across metastatic HER2-targetable tumours. This approval also elevates the importance of testing for biomarkers, including HER2, across a broad range of tumours to ensure these patients with advanced cancer who have few options know whether a targeted medicine might be right for them."

Ken Keller, Global Head of Oncology Business, and President and CEO, Daiichi Sankyo, Inc., said: "This fifth indication in the US is a significant milestone as eligible patients with previously treated metastatic HER2-positive solid tumours may now be treated with Enhertu. The accelerated approval by the FDA for this tumour-agnostic indication is based on the clinically meaningful efficacy seen with Enhertu across numerous types of metastatic cancers."

In the DESTINY-PanTumor02 Phase II trial, patients with centrally or locally assessed HER2-positive (IHC 3+) solid tumours including either biliary tract, bladder, cervical, endometrial, ovarian, pancreatic or other tumours treated with Enhertu showed a confirmed ORR of 51.4% (95% confidence interval [CI] 41.7-61.0) and a median DoR range of 19.4 months (range 1.3-27.9+ [+ denotes ongoing responses at data cutoff]). In DESTINY-Lung01, patients with centrally confirmed HER2-positive (IHC 3+) non-small cell lung cancer (NSCLC) treated with Enhertu showed a confirmed ORR of 52.9% (95% CI 27.8-77.0) and median DoR range of 6.9 months (range 4.0-11.7+). A confirmed ORR of 46.9% (95% CI 34.3-59.8) and median DoR range of 5.5 months (range 1.3+-9.7+) was seen in patients with centrally confirmed HER2-positive (IHC 3+) colorectal cancer in the DESTINY-CRC02 trial.

The safety of Enhertu was evaluated in 347 patients with unresectable or metastatic HER2-positive (IHC 3+) solid tumours in the DESTINY-Breast01, DESTINY-PanTumor02, DESTINY-Lung01 and DESTINY-CRC02 trials. The safety profile observed across the trials was consistent with previous clinical trials of Enhertu with no new safety concerns identified.

Based on these results, fam-trastuzumab deruxtecan-nxki (Enhertu) has been included in the NCCN Clinical Practice Guidelines in Oncology (NCCN Guidelines®) as a treatment option for multiple metastatic tumours. See NCCN Guidelines® for detailed recommendations.1

This approval was granted under the FDA's Real-Time Oncology Review programme after securing Priority Review and Breakthrough Therapy Designation for Enhertu in the US in this setting.

The US regulatory submission was reviewed under Project Orbis, which provides a framework for concurrent submission and review of oncology medicines among participating international partners. As part of Project Orbis, Enhertu is also under regulatory review for the same indication by regulatory authorities in Australia, Brazil and Singapore.

Financial considerations
Sales of Enhertu in the US are recognised by Daiichi Sankyo. AstraZeneca reports its share of gross profit margin from Enhertu sales in the US as alliance revenue in the Company's financial statements.

Further details on the financial arrangements were set out in the March 2019 announcement of the collaboration.

Notes

HER2 expression in solid tumours
HER2 is a tyrosine kinase receptor growth-promoting protein expressed on the surface of various tissue cells throughout the body and is involved in normal cell growth.2,3 In some cancers, HER2 expression is amplified or the cells have activating mutations.2,4 HER2 protein overexpression may occur as a result of HER2 gene amplification and is often associated with aggressive disease and poor prognosis.5

HER2-directed therapies have been used to treat breast, gastric, lung and colorectal cancers for a number of years.3,6,7 Although HER2 is expressed in solid tumour types including biliary tract, bladder, cervical, endometrial, ovarian and pancreatic cancers, testing is not routinely performed in these additional tumour types and as a result, available literature is limited.4 In these solid tumours, HER2-positive expression, classified as immunohistochemistry (IHC) 3+, has been observed at rates from 1% to 28%.8,9 Approximately 1% to 5% of patients with NSCLC have tumours with HER2 overexpression (IHC 3+), however, the levels of protein expression reported vary in the literature.8,10 Approximately 1% to 4% of patients with metastatic colorectal cancer have tumours which are HER2 overexpressing (IHC 3+).8,11,12

DESTINY-PanTumor02
DESTINY-PanTumor02 is a global, multicentre, multi-cohort, open-label Phase II trial evaluating the efficacy and safety of Enhertu (5.4mg/kg) for the treatment of previously treated HER2-expressing tumours, including biliary tract cancer, bladder cancer, cervical cancer, endometrial cancer, ovarian cancer, pancreatic cancer or other tumours.

The primary efficacy endpoint of DESTINY-PanTumor02 is confirmed ORR as assessed by investigator. Secondary endpoints include DoR, disease control rate (DCR), progression-free survival (PFS), overall survival (OS), safety, tolerability and pharmacokinetics.

DESTINY-PanTumor02 has enrolled 267 patients, including 111 HER2-positive (IHC 3+) adult patients, at multiple sites in Asia, Europe and North America, and is to be expanded to recruit more patients with metastatic HER2-positive IHC 1+, IHC 2+ and IHC 3+ tumours. For more information about the trial, visit ClinicalTrials.gov.

DESTINY-Lung01
DESTINY-Lung01 is a global Phase II, open-label, two-cohort trial evaluating the efficacy and safety of Enhertu (5.4mg/kg or 6.4mg/kg) in patients with HER2-mutant (cohort 2, n=91) or HER2-overexpressing (defined as IHC 3+ or IHC 2+) [cohort 1 and 1a, n=90] unresectable or metastatic non-squamous NSCLC who had progressed after one or more systemic therapies.

The primary endpoint is confirmed ORR by independent central review. Key secondary endpoints include DoR, DCR, PFS, OS and safety.

DESTINY-Lung01 enrolled 181 patients, including 17 HER2-positive (IHC 3+) adult patients, at multiple sites, including Asia, Europe and North America. For more information about the trial, visit ClinicalTrials.gov.

DESTINY-CRC02
DESTINY-CRC02 is a global, randomised, two arm, parallel, multicentre Phase II trial evaluating the efficacy and safety of two doses (5.4mg/kg or 6.4mg/kg) of Enhertu in patients with locally advanced, unresectable or metastatic HER2-positive colorectal cancer of BRAF wild-type, RAS wild-type or RAS mutant tumour types previously treated with standard therapy.

The trial was conducted in two stages. In the first stage, patients (n=80) were randomised 1:1 to receive either 5.4mg/kg or 6.4mg/kg of Enhertu. In the second stage, additional patients (n=42) were enrolled in the 5.4mg/kg arm.

The primary endpoint is confirmed ORR as assessed by blinded independent central review. Secondary endpoints include DoR, DCR, investigator-assessed confirmed ORR, clinical benefit ratio, PFS, OS and safety.

DESTINY-CRC02 enrolled 122 patients, including 64 HER2-positive (IHC 3+) adult patients, at multiple sites in Asia, Europe and North America. For more information about the trial, visit ClinicalTrials.gov.

DESTINY-Breast01
DESTINY-Breast01 is a global, single-arm, open-label, two-part multi-centre Phase II trial evaluating the safety and efficacy of Enhertu in patients with HER2-positive unresectable and/or metastatic breast cancer previously treated with trastuzumab emtansine (T-DM1).

The primary endpoint of the trial is ORR, as determined by independent central review. Secondary objectives include DoR, DCR, clinical benefit rate, PFS and OS.

DESTINY-Breast01 enrolled 253 patients at multiple sites in Asia, Europe and North America. For more information about the trial, visit ClinicalTrials.gov.

Enhertu
Enhertu is a HER2-directed ADC. Designed using Daiichi Sankyo's proprietary DXd ADC technology, Enhertu is the lead ADC in the oncology portfolio of Daiichi Sankyo and the most advanced programme in AstraZeneca's ADC scientific platform. Enhertu consists of a HER2 monoclonal antibody attached to a number of topoisomerase I inhibitor payloads, (an exatecan derivative, DXd) via tetrapeptide-based cleavable linkers.

Enhertu (5.4mg/kg) is approved in more than 60 countries for the treatment of adult patients with unresectable or metastatic HER2-positive (IHC 3+ or in-situ hybridization [ISH]+) breast cancer who have received a (or one or more) prior anti-HER2-based regimen, either in the metastatic setting or in the neoadjuvant or adjuvant setting, and have developed disease recurrence during or within six months of completing therapy based on the results from the DESTINY-Breast03 trial.

Enhertu (5.4mg/kg) is approved in more than 55 countries for the treatment of adult patients with unresectable or metastatic HER2-low (IHC 1+ or IHC 2+ISH-) breast cancer who have received a prior systemic therapy in the metastatic setting or developed disease recurrence during or within six months of completing adjuvant chemotherapy based on the results from the DESTINY-Breast04 trial.

Enhertu (5.4mg/kg) is approved in more than 35 countries worldwide for the treatment of adult patients with unresectable or metastatic non-small cell lung cancer whose tumours have activating HER2 (ERBB2) mutations, as detected by a locally or regionally-approved test, and who have received a prior systemic therapy based on the results from the DESTINY-Lung02 trial. Continued approval in the US for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial.

Enhertu (6.4mg/kg) is approved in more than 45 countries for the treatment of adult patients with locally advanced or metastatic HER2-positive (IHC 3+ or IHC 2+/ISH+) gastric or gastroesophageal junction (GEJ) adenocarcinoma who have received a prior trastuzumab-based regimen based on the results from the DESTINY-Gastric01 trial and/or DESTINY-Gastric02 trial.

Enhertu (5.4 mg/kg) is approved in the US for the treatment of adult patients with unresectable or metastatic HER2-positive (IHC 3+) solid tumours who have received prior systemic treatment and have no satisfactory alternative treatment options based on the results from the DESTINY-PanTumor02, DESTINY-Lung01 and DESTINY-CRC02 trials. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial.

Enhertu development programme
A comprehensive clinical development programme is underway globally, evaluating the efficacy and safety of Enhertu monotherapy across multiple HER2-targetable cancers. Trials in combination with other anticancer treatments, such as immunotherapy, are also underway.

Daiichi Sankyo collaboration
Daiichi Sankyo Company, Limited (TSE: 4568) [referred to as Daiichi Sankyo] and AstraZeneca entered into a global collaboration to jointly develop and commercialise Enhertu (a HER2-directed ADC) in March 2019, and datopotamab deruxtecan (DS-1062; a TROP2-directed ADC) in July 2020, except in Japan where Daiichi Sankyo maintains exclusive rights. Daiichi Sankyo is responsible for the manufacturing and supply of Enhertu and datopotamab deruxtecan.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Social Media @AstraZeneca.

Contacts
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References
1.
Referenced with permission from the NCCN Guidelines. © National Comprehensive Cancer Network® 2024. All rights reserved. Accessed March 2024. To view the most recent and complete version of the guidelines, go online to NCCN.org. NCCN makes no warranties of any kind whatsoever regarding their content, use or application and disclaims any responsibility for their application or use in any way.
2.
ASCO. Breast Cancer. Available at: https://www.cancer.net/sites/cancer.net/files/asco_answers_guide_breast.pdf. Accessed April 2024.
3.
Iqbal N, et al. Human Epidermal Growth Factor Receptor 2 (HER2) in Cancers: Overexpression and Therapeutic Implications. Mol Biol Int. 2014; 852748.
4.
Omar N, et al. HER2-an emerging biomarker in non-breast and non-gastric cancers. Pathogenesis. 2015;2(3):1-9.
5.
Pillai R, et al. HER2 mutations in lung adenocarcinomas: A report from the Lung Cancer Mutation Consortium. Cancer. 2017;1;123(21): 4099-4105.
6.
National Cancer Institute. Enhertu Marks First Targeted Therapy for HER2-Mutant Lung Cancer. Available at: https://www.cancer.gov/news-events/cancer-currents-blog/2022/fda-lung-cancer-enhertu-her2. Accessed April 2024.
7.
Siena S, et al. Targeting the Human Epidermal Growth Factor Receptor 2 (HER2) Oncogene in Colorectal Cancer. Ann Oncol. 2018 May; 29(5):1108-1119.
8.
Yan M, et al. HER2 expression status in diverse cancers: review of results from 37,992 patients. Cancer Metastasis Rev. 2015 Mar;34(1):157-64.
9.
Buza N, et al. Toward standard HER2 testing of endometrial serous carcinoma: 4-year experience at a large academic center and recommendations for clinical practice. Modern Pathology. 2013 Dec;26(12):1605-12.
10.
Zinner R, et al. Trastuzumab in combination with cisplatin and gemcitabine in patients with Her2-overexpressing, untreated, advanced non-small cell lung cancer: report of a phase II trial and findings regarding optimal identification of patients with Her2-overexpressing disease. Lung Cancer. 2004; Apr;44(1):99-110.
11.
Cecchi F, et al. The HORIZON III retrospective exploratory analysis: HER2 expression amplification in colorectal cancer. J Clin Oncol. 2023;Jan;41(4).
12.
Valtora E, et al. Assessment of a HER2 scoring system for colorectal cancer: results from a validation study. Mod Pathol. 2015 Nov;28(11):1481-91.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 08 April 2024

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary